FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Financial Highlights – Three months ended June 2005]
2.	[Unconsolidated Financial Information of Major Consolidated Entities]
3.	[Nomura Announces Results of Stock Repurchase Program from Market]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 28, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

July 28, 2005

Financial Highlights – Three months ended June 2005

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the three months ended June 2005.

For further information, please contact:

Shinji Iwai
Managing Director
Investor Relations Department
Nomura Group Headquarters
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku
Tokyo 103-8011, Japan
TEL: +813-3211-1811

Financial Summary For the Three Months Ended June 30, 2005

Date:	July 28, 2005

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)
(1) Operating Results

	For the three months ended June 30			For the year ended March 31
	2005	2004		2005
	(Yen amounts in millions, except per share data)
Total revenue	¥421,119	¥275,295		¥1,126,237
Change from the three months ended June 30, 2004	53.0%

Net revenue	¥286,735	¥213,928		¥799,190
Change from the three months ended June 30, 2004	34.0%

Income before income taxes	¥30,704	¥72,466		¥204,835
Change from the three months ended June 30, 2004	(57.6%)

Net income	¥8,321	¥40,832		¥94,732
Change from the three months ended June 30, 2004	(79.6%)

Basic net income per share	¥4.30	¥21.03		¥48.80
Diluted net income per share	¥4.30	¥21.03		¥48.77
Return on shareholders’ equity (ROE)	1.8%*	9.0	% *	5.2%

Note: Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts for the three months ended June 30, 2004 have been reclassified.

* ROE for the three months ended June 30, 2005 and 2004 are calculated as follows:

Net income x 4
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At June 30		At March 31
	2005	2004	2005
	(Yen amounts in millions, except per share data)
Total assets	¥34,163,927	¥30,013,930	¥34,488,853
Shareholders’ equity	¥1,843,316	¥1,833,405	¥1,868,429
Shareholders’ equity as a percentage of total assets	5.4%	6.1%	5.4%
Book value per share	¥961.94	¥944.35	¥962.48

(3) Adoption of simple method in recognition method: None

(4) Difference in recognition method with latest fiscal year: None

(5) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 159

Number of affiliated companies, which were accounted for by the equity method: 17

(6) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 3	Exclusion 4
Number of equity method application	Inclusion 0	Exclusion 0

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the three months ended June 30, 2004 and 2005.

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥193,404	¥287,704
Net interest revenue	20,524	(969)

Net revenue	213,928	286,735
Non-interest expenses	141,462	256,031

Income before income taxes	72,466	30,704
Income tax expense	31,634	22,383

Net income	¥40,832	¥8,321

Return on equity (ROE)	9.0%	1.8%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 286.7 billion for the three months ended June 30, 2005, an increase of 34% from the same period in the prior year. Non-interest expenses were ¥ 256.0 billion for the three months ended June 30, 2005, an increase of 81% from the same period in the prior year.

Income before income taxes was ¥ 30.7 billion for the three months ended June 30, 2005, a decrease of 58% from the same period in the prior year. Net income was ¥ 8.3 billion for the three months ended June 30, 2005, a decrease of 80% from the same period in the prior year.

Total assets were ¥ 34.2 trillion at June 30, 2005, a decrease of ¥ 0.3 trillion from March 31, 2005 and total shareholders’ equity decreased by ¥ 25.1 billion from March 31, 2005 to ¥ 1,843.3 billion at June 30, 2005. Nomura’s return on equity was 1.8% for the three months ended June 30, 2005.

Business Segments

Nomura operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, Nomura has reorganized its business segments into five segments from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking, and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business.

Operating Results of Domestic Retail

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥86,210	¥84,012
Net interest revenue	759	800

Net revenue	86,969	84,812
Non-interest expenses	53,294	54,507

Income before income taxes	¥33,675	¥30,305

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, domestic bonds, foreign currency bonds and a variety of other financial products. Net revenue decreased by 2% from ¥ 86,969 million for the three months ended June 30, 2004 to ¥ 84,812 million for the three months ended June 30, 2005. Non-interest expenses increased by 2% from ¥ 53,294 million for the three months ended June 30, 2004 to ¥ 54,507 million for the three months ended June 30, 2005. As a result, income before income taxes decreased by 10% from ¥ 33,675 million for the three months ended June 30, 2004 to ¥ 30,305 million for the three months ended June 30, 2005.

Operating Results of Global Markets

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥57,156	¥50,267
Net interest revenue	14,643	(508)

Net revenue	71,799	49,759
Non-interest expenses	41,175	50,486

Income (loss) before income taxes	¥30,624	¥(727)

Net revenue decreased by 31% from ¥ 71,799 million for the three months ended June 30, 2004 to ¥ 49,759 million for the three months ended June 30, 2005, due primarily to a decrease in revenue reflecting the deteriorating market environmental factors, as well as lower customers’ order flow. Non-interest expenses increased by 23% from ¥ 41,175 million for the three months ended June 30, 2004 to ¥ 50,486 million for the three months ended June 30, 2005. As a result, income before income taxes was ¥ 30,624 million for the three months ended June 30, 2004 and loss before income taxes was ¥ 727 million for the three months ended June 30, 2005.

Operating Results of Global Investment Banking

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥12,241	¥12,020
Net interest revenue	704	765

Net revenue	12,945	12,785
Non-interest expenses	10,668	10,616

Income before income taxes	¥2,277	¥2,169

Net revenue decreased by 1% from ¥ 12,945 million for the three months ended June 30, 2004 to ¥ 12,785 million for the three months ended June 30, 2005, although net revenue benefited from business using our own capital to provide solutions and also from growth in M&A advisory services. Non-interest expenses decreased by 0.5% from ¥ 10,668 million for the three months ended June 30, 2004 to ¥ 10,616 million for the three months ended June 30, 2005. As a result, income before income taxes decreased by 5% from ¥ 2,277 million for the three months ended June 30, 2004 to ¥ 2,169 million for the three months ended June 30, 2005.

Operating Results of Global Merchant Banking

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥5,539	¥333
Net interest revenue	(2,781)	(3,600)

Net revenue	2,758	(3,267)
Non-interest expenses	3,004	2,588

Loss before income taxes	¥(246)	¥(5,855)

Net revenue decreased from ¥ 2,758 million for the three months ended June 30, 2004 to (¥3,267) million for the three months ended June 30, 2005, primarily due to funding costs for its assets in Europe. Non-interest expenses decreased by 14% from ¥ 3,004 million for the three months ended June 30, 2004 to ¥ 2,588 million for the three months ended June 30, 2005. As a result, loss before income taxes was ¥ 246 million for the three months ended June 30, 2004 and ¥ 5,855 million for the three months ended June 30, 2005.

Operating Results of Asset Management

	Millions of yen
	For the three months ended
	June 30, 2004	June 30, 2005
Non-interest revenue	¥9,046	¥11,551
Net interest revenue	627	994

Net revenue	9,673	12,545
Non-interest expenses	8,894	9,241

Income before income taxes	¥779	¥3,304

Net revenue increased by 30% from ¥ 9,673 million for the three months ended June 30, 2004 to ¥ 12,545 million for the three months ended June 30, 2005, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of investment trusts offering frequent distributions. Non-interest expenses increased by 4% from ¥ 8,894 million for the three months ended June 30, 2004 to ¥ 9,241 million for the three months ended June 30, 2005. As a result, income before income taxes increased by 324% from ¥ 779 million for the three months ended June 30, 2004 to ¥ 3,304 million for the three months ended June 30, 2005.

Other Operating Results

Other operating results include gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, corporate items and other financial adjustments. Please refer to Note 5 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes was ¥ 7,591 million for the three months ended June 30, 2004 and income before income taxes was ¥ 8,220 million for the three months ended June 30, 2005.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2004 (A)	June 30, 2005 (B)	(B-A)/(A)	June 30, 2005	March 31, 2005
Revenue:
Commissions	¥69,533	¥55,152	(20.7)%	$497	¥221,963
Fees from investment banking	15,434	14,719	(4.6)	133	92,322
Asset management and portfolio service fees	18,185	19,942	9.7	180	78,452
Net gain on trading	53,567	70,802	32.2	638	201,686
Gain (loss) on private equity investments	498	(2,490)	—	(22)	7,744
Interest and dividends	81,891	133,415	62.9	1,203	401,379
Gain (loss) on investments in equity securities	10,271	(2,825)	—	(25)	15,314
Private equity entities product sales	17,368	125,373	621.9	1,130	75,061
Other	8,548	7,031	(17.7)	63	32,316

Total revenue	275,295	421,119	53.0	3,797	1,126,237
Interest expense	61,367	134,384	119.0	1,212	327,047

Net revenue	213,928	286,735	34.0	2,585	799,190

Non-interest expenses :
Compensation and benefits	65,943	87,148	32.2	786	274,988
Commissions and floor brokerage	6,409	8,278	29.2	75	23,910
Information processing and communications	19,281	22,348	15.9	201	81,408
Occupancy and related depreciation	13,274	35,392	166.6	319	53,534
Business development expenses	5,429	13,050	140.4	118	28,214
Private equity entities cost of goods sold	11,171	54,823	390.8	494	44,681
Other	19,955	34,992	75.4	315	87,620

	141,462	256,031	81.0	2,308	594,355

Income before income taxes	72,466	30,704	(57.6)	277	204,835

Income tax expense:
Current	26,001	21,592	(17.0)	195	104,393
Deferred	5,633	791	(86.0)	7	5,710

	31,634	22,383	(29.2)	202	110,103

Net income	¥40,832	¥8,321	(79.6)	$75	¥94,732

	Yen		% Change	Translation into U.S. dollars	Yen
Per share of common stock:
Basic-
Net income	¥21.03	¥4.30	(79.6)	$0.04	¥48.80

Diluted-
Net income	¥21.03	¥4.30	(79.6)	$0.04	¥48.77

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥615,533	¥724,637	¥791,242	$7,134
Time deposits	310,433	419,606	419,955	3,786
Deposits with stock exchanges and other segregated cash	38,140	42,513	60,082	542

	964,106	1,186,756	1,271,279	11,462

Loans and receivables:
Loans receivable	515,810	516,295	417,104	3,761
Receivables from customers	10,589	12,037	11,980	108
Receivables from other than customers	604,423	718,997	512,957	4,625
Allowance for doubtful accounts	(4,015)	(2,801)	(3,007)	(27)

	1,126,807	1,244,528	939,034	8,467

Collateralized agreements:
Securities purchased under agreements to resell	6,069,143	7,201,791	8,613,140	77,659
Securities borrowed	6,752,580	7,187,254	6,677,168	60,203

	12,821,723	14,389,045	15,290,308	137,862

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	13,131,439	14,757,597	13,794,381	124,374
Derivative contracts	499,360	515,946	470,420	4,242
Private equity investments	290,560	326,978	330,705	2,982

	13,921,359	15,600,521	14,595,506	131,598

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥179,811 million at June 30, 2004, ¥196,827 million at March 31, 2005 and ¥192,185 million ($1,733 million) at June 30, 2005, respectively)	175,070	261,358	256,756	2,315
Private equity entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥286 million at June 30, 2004, ¥3,036 million at March 31, 2005 and ¥13,882 million ($125 million) at June 30, 2005 respectively)	21,019	444,726	440,094	3,968
Lease deposits	62,246	100,993	102,070	920
Non-trading debt securities (including securities pledged as collateral)	213,147	277,330	277,131	2,499
Investments in equity securities	179,083	172,067	159,625	1,439
Investments in and advances to affiliated companies	269,751	228,975	235,684	2,125
Deferred tax assets	100,582	114,010	119,493	1,078
Other	159,037	468,544	476,947	4,300

	1,179,935	2,068,003	2,067,800	18,644

Total assets	¥30,013,930	¥34,488,853	¥34,163,927	$308,033

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥426,709	¥517,065	¥490,574	$4,423
Private equity entities short-term borrowings	7,188	116,054	117,533	1,060

Payables and deposits:
Payables to customers	251,431	248,089	239,393	2,158
Payables to other than customers	861,100	464,178	873,496	7,876
Time and other deposits received	330,785	330,216	335,784	3,028

	1,443,316	1,042,483	1,448,673	13,062

Collateralized financing:
Securities sold under agreements to repurchase	10,360,456	12,603,211	13,006,286	117,269
Securities loaned	5,172,947	5,643,782	4,268,462	38,485
Other secured borrowings	1,817,479	3,419,192	3,582,264	32,299

	17,350,882	21,666,185	20,857,012	188,053

Trading liabilities:
Securities sold but not yet purchased	5,677,421	4,895,054	4,831,655	43,564
Derivative contracts	375,915	437,119	527,649	4,757

	6,053,336	5,332,173	5,359,304	48,321

Other liabilities:
Accrued income taxes	19,300	31,937	21,838	197
Accrued pension and severance costs	86,518	99,565	99,649	898
Other	264,271	571,787	546,621	4,929

	370,089	703,289	668,108	6,024

Long-term borrowings	2,511,547	2,798,560	2,943,093	26,536
Private equity entities long-term borrowings	17,458	444,615	436,314	3,934

Total liabilities	28,180,525	32,620,424	32,320,611	291,413

Commitments and contingencies (See Note 3)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at June 30, 2004, March 31, 2005, and June 30, 2005	182,800	182,800	182,800	1,648

Additional paid-in capital	154,443	155,947	156,759	1,413

Retained earnings	1,591,063	1,606,136	1,614,457	14,556

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(33,557)	(24,645)	(24,092)	(217)
Cumulative translation adjustments	(27,895)	(18,083)	(19,038)	(171)

	(61,452)	(42,728)	(43,130)	(388)

	1,866,854	1,902,155	1,910,886	17,229
Less - Common stock held in treasury, at cost - 24,472,249 shares, 24,657,971 shares, and 49,669,784 shares at June 30, 2004, March 31, 2005, and June 30, 2005 respectively	(33,449)	(33,726)	(67,570)	(609)

Total shareholders’ equity	1,833,405	1,868,429	1,843,316	16,620

Total liabilities and shareholders’ equity	¥30,013,930	¥34,488,853	¥34,163,927	$308,033

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2004	June 30, 2005	June 30, 2005	March 31, 2005
Cash flows from operating activities:
Net income	¥40,832	¥8,321	$75	¥94,732
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	8,737	20,783	187	38,163
(Gain) loss on investments in equity securities	(10,271)	2,825	25	(15,314)
Deferred income tax expense	5,633	791	7	5,710
Changes in operating assets and liabilities:
Time deposits	(58,706)	(3,477)	(31)	(157,971)
Deposits with stock exchanges and other segregated cash	7,554	(17,086)	(154)	3,036
Trading assets and private equity investments	30,218	1,067,030	9,620	(1,552,822)
Trading liabilities	34,333	20,757	187	(738,575)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	307,041	(1,059,640)	(9,554)	1,402,270
Securities borrowed, net of securities loaned	455,138	(866,866)	(7,816)	483,804
Other secured borrowings	(769,738)	163,073	1,470	831,974
Loans and receivables, net of allowance	(94,211)	303,316	2,735	(158,640)
Payables and deposits received	35,503	409,279	3,690	(478,796)
Accrued income taxes, net	(95,015)	(18,675)	(168)	(69,418)
Other, net	21,537	(10,362)	(93)	32,918

Net cash (used in) provided by operating activities	(81,415)	20,069	180	(278,929)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(6,245)	(16,678)	(151)	(59,348)
Proceeds from sales of office buildings, land, equipment and facilities	115	3,763	34	2,645
Payments for purchases of investments in equity securities	(0)	—	—	(79)
Proceeds from sales of investments in equity securities	642	9,629	87	12,985
(Increase) Decrease in non-trading debt securities, net	(6,779)	1,499	14	(71,604)
Other, net	(58,504)	(5,394)	(49)	82,837

Net cash used in investing activities	(70,771)	(7,181)	(65)	(32,564)

Cash flows from financing activities:
Increase in long-term borrowings	200,104	406,070	3,661	844,659
Decrease in long-term borrowings	(57,281)	(275,379)	(2,483)	(495,455)
Decrease in short-term borrowings, net	(3,884)	(23,657)	(213)	70,181
Proceeds from sales of common stock	23	6	0	143
Payments for repurchases of common stock	(88)	(33,849)	(305)	(475)
Payments for cash dividends	(14,568)	(19,422)	(175)	(33,992)

Net cash provided by financing activities	124,306	53,769	485	385,061

Effect of exchange rate changes on cash and cash equivalents	6,041	(52)	0	13,697

Net (decrease) increase in cash and cash equivalents	(21,839)	66,605	600	87,265
Cash and cash equivalents at beginning of the period	637,372	724,637	6,534	637,372

Cash and cash equivalents at end of the period	¥615,533	¥791,242	$7,134	¥724,637

Note: Reclassifications -.

          Changes in Other secured borrowings are included in Cash flows from operating activities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2005.

2.	U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥110.91 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2005. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	June 30, 2005	June 30, 2005	March 31, 2005
Commitments to extend credit and to invest in partnerships	¥181,381	$1,635	¥192,590

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	June 30, 2005	June 30, 2005	March 31, 2005
Standby letters of credit and other guarantees	¥6,494	$59	¥7,919

4.	Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2004	June 30, 2005	June 30, 2005	March 31, 2005
Net income	¥40,832	¥8,321	$75	¥94,732

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	6,485	(955)	(9)	16,297
Minimum pension liability adjustment during the period	664	553	5	9,576

Total other comprehensive (loss) income, net of tax	7,149	(402)	(4)	25,873

Comprehensive income	¥47,981	¥7,919	$71	¥120,605

5. Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2004
Non-interest revenue	¥86,210	¥57,156	¥12,241	¥5,539	¥9,046	¥(6,478)	¥163,714
Net interest revenue	759	14,643	704	(2,781)	627	6,572	20,524

Net revenue	86,969	71,799	12,945	2,758	9,673	94	184,238
Non-interest expenses	53,294	41,175	10,668	3,004	8,894	7,685	124,720

Income (loss) before income taxes	¥33,675	¥30,624	¥2,277	¥(246)	¥779	¥(7,591)	¥59,518

Three months ended June 30, 2005
Non-interest revenue	¥84,012	¥50,267	¥12,020	¥333	¥11,551	¥12,481	¥170,664
Net interest revenue	800	(508)	765	(3,600)	994	2,324	775

Net revenue	84,812	49,759	12,785	(3,267)	12,545	14,805	171,439
Non-interest expenses	54,507	50,486	10,616	2,588	9,241	6,585	134,023

Income (loss) before income taxes	¥30,305	¥(727)	¥2,169	¥(5,855)	¥3,304	¥8,220	¥37,416

	Change (%)
Income (loss) before income taxes Three months ended June 30, 2005 vs. 2004	(10.0)	—	(4.7)	—	324.1	—	(37.1)

	Translation into millions of U.S. dollars
Three months ended June 30, 2005
Non-interest revenue	$758	$453	$108	$3	$104	$113	$1,539
Net interest revenue	7	(5)	7	(32)	9	21	7

Net revenue	765	448	115	(29)	113	134	1,546
Non-interest expenses	492	455	96	23	83	60	1,209

Income (loss) before income taxes	$273	$(7)	$19	$(52)	$30	$74	$337

	Millions of yen
Year ended March 31, 2005
Non-interest revenue	¥301,464	¥170,667	¥73,271	¥20,910	¥42,239	¥26,064	¥634,615
Net interest revenue	2,903	72,420	2,174	(13,572)	1,283	9,159	74,367

Net revenue	304,367	243,087	75,445	7,338	43,522	35,223	708,982
Non-interest expenses	223,200	182,901	46,231	10,370	36,086	22,612	521,400

Income (loss) before income taxes	¥81,167	¥60,186	¥29,214	¥(3,032)	¥7,436	¥12,611	¥187,582

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2004	June 30, 2005	June 30, 2005	March 31, 2005
Loss on undesignated hedging instruments included in Net gain on trading	¥(12,950)	¥(2,788)	$(25)	¥(8,650)
Gain on investment securities	447	8,051	72	7,777
Equity in earnings of affiliates	2,498	2,749	25	7,271
Corporate items	(718)	503	5	4,519
Others	3,132	(295)	(3)	1,694

Total	¥(7,591)	¥8,220	$74	¥12,611

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2004	June 30, 2005	June 30, 2005	March 31, 2005
Net revenue	¥184,238	¥171,439	$1,546	¥708,982
Unrealized gain (loss) on investments in equity securities held for relationship purposes	9,800	(10,993)	(99)	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	19,890	126,289	1,138	81,844

Consolidated net revenue	¥213,928	¥286,735	$2,585	¥799,190

Non-interest expenses	¥124,720	¥134,023	$1,209	¥521,400
Unrealized gain on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,742	122,008	1,099	72,955

Consolidated non-interest expenses	¥141,462	¥256,031	$2,308	¥594,355

Income before income taxes	¥59,518	¥37,416	$337	¥187,582
Unrealized gain (loss) on investments in equity securities held for relationship purposes	9,800	(10,993)	(99)	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	3,148	4,281	39	8,889

Consolidated income before income taxes	¥72,466	¥30,704	$277	¥204,835

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2004 (A)	June 30, 2005 (B)	(B-A)/(A)	June 30, 2005	March 31, 2005
Commissions	¥69,533	¥55,152	(20.7)	$497	¥221,963

Brokerage Commissions	52,287	31,581	(39.6)	285	156,198
Commissions for Distribution of Investment Trust	12,120	17,465	44.1	157	41,660

Fees from Investment Banking	15,434	14,719	(4.6)	133	92,322

Underwriting and Distribution	10,610	8,548	(19.4)	77	69,553
M&A / Financial Advisory Fees	4,816	6,154	27.8	55	22,639

Asset Management and Portfolio Service Fees	18,185	19,942	9.7	180	78,452

Asset Management Fees	15,449	16,885	9.3	152	67,183

Total	¥103,152	¥89,813	(12.9)	$810	¥392,737

Net gain on trading
	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2004 (A)	June 30, 2005 (B)	(B-A)/(A)	June 30, 2005	March 31, 2005
Merchant Banking	¥2,922	¥189	(93.5)	$2	¥4,013
Equity Trading	29,984	38,901	29.7	350	76,815
Fixed Income and Other Trading	20,661	31,712	53.5	286	120,858

Total	¥53,567	¥70,802	32.2	$638	¥201,686

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
Revenue:
Commissions	¥69,533	¥45,585	¥46,275	¥60,570	¥55,152
Fees from investment banking	15,434	32,339	18,412	26,137	14,719
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942
Net gain on trading	53,567	23,073	54,709	70,337	70,802
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)
Interest and dividends	81,891	101,102	122,035	96,351	133,415
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)
Private equity entities product sales	17,368	15,858	20,250	21,585	125,373
Other	8,548	4,747	7,206	11,815	7,031

Total revenue	275,295	228,828	293,761	328,353	421,119
Interest expense	61,367	71,987	99,873	93,820	134,384

Net revenue	213,928	156,841	193,888	234,533	286,735

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	87,148
Commissions and floor brokerage	6,409	6,502	4,068	6,931	8,278
Information processing and communications	19,281	20,136	20,404	21,587	22,348
Occupancy and related depreciation	13,274	12,986	13,152	14,122	35,392
Business development expenses	5,429	7,767	6,824	8,194	13,050
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	54,823
Other	19,955	19,116	21,306	27,243	34,992

	141,462	140,634	144,696	167,563	256,031

Income before income taxes	72,466	16,207	49,192	66,970	30,704

Income tax expense (benefit):
Current	26,001	22,291	10,939	45,162	21,592
Deferred	5,633	(9,300)	13,112	(3,735)	791

	31,634	12,991	24,051	41,427	22,383

Net income	¥40,832	¥3,216	¥25,141	¥25,543	¥8,321

	Yen
Per share of common stock:
Basic-
Net income	¥21.03	¥1.66	¥12.95	¥13.16	¥4.30

Diluted-
Net income	¥21.03	¥1.66	¥12.94	¥13.15	¥4.30

Note: Reclassifications -.

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

* The amounts are rounded to the nearest million.

Nomura Holdings, Inc. (Parent Company Only)

Income Statement Information

(Unaudited)

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2005	June 30, 2004	March 31, 2005
Operating revenue	123,689	188,849	269,600
Operating expenses	22,765	22,674	91,702

Operating income	100,923	166,174	177,898

Non-operating income	1,561	1,360	3,632
Non-operating expenses	82	392	2,122

Ordinary income	102,403	167,143	179,408

Special profits	8,174	441	10,218
Special losses	—	1	49,661

Income before income taxes	110,577	167,583	139,965

Income taxes - current	4,223	1,920	3,455
Income taxes - deferred	1,975	627	(11,603)

Net income	104,379	165,037	148,113

Unappropriated retained earnings brought forward	48,121	8,849	8,849

Interim dividend	—	—	19,423

Unappropriated retained earnings	152,499	173,886	137,538

Nomura Holdings, Inc. (Parent Company Only)

Balance Sheet Information

(Unaudited)

	Millions of yen
	June 30, 2005	June 30, 2004	March 31, 2005
Assets:
Current Assets	1,494,745	1,139,835	1,185,775
Fixed Assets	1,835,608	1,722,373	1,825,017

Total Assets	3,330,353	2,862,208	3,010,792

Liabilities and Shareholders’ Equity
Liabilities:
Current Liabilities	1,181,458	704,900	906,931
Long-term Liabilities	618,445	634,453	618,323

Total Liabilities	1,799,903	1,339,352	1,525,254

Total Shareholders’ Equity	1,530,451	1,522,856	1,485,538

Total Liabilities and Shareholders’ Equity	3,330,353	2,862,208	3,010,792

Nomura Securities Co., Ltd.

Income Statement Information

(Unaudited)

	Millions of yen
	For the three months ended		Comparison (A-B)/(B)(%)	For the year ended	Comparison (A*4-C)/(C)(%)
	June 30, 2005 (A)	June 30, 2004 (B)		March 31, 2005 (C)
Operating revenue	151,412	162,977	(7.1)	571,830	5.9

Commissions	70,069	82,401	(15.0)	297,608	(5.8)
Net gain on trading	57,546	62,286	(7.6)	204,773	12.4
Net gain on other inventories	3	1	206.0	6	77.6
Interest and dividend income	23,794	18,289	30.1	69,442	37.1

Interest expenses	20,997	21,057	(0.3)	62,095	35.3

Net operating revenue	130,415	141,920	(8.1)	509,735	2.3

Selling, general and administrative expenses	84,071	80,723	4.1	334,650	0.5

Operating income	46,343	61,198	(24.3)	175,085	5.9

Non-operating income	475	1,647	(71.1)	3,344	(43.1)
Non-operating expenses	382	256	49.2	1,127	35.6

Ordinary income	46,437	62,588	(25.8)	177,302	4.8

Special profits	12	130	(90.7)	287	(83.0)
Special losses	255	—	—	1,630	(37.4)

Income before income taxes	46,194	62,719	(26.3)	175,959	5.0

Income taxes - current	18,386	20,143	(8.7)	93,624	(21.4)
Income taxes - deferred	219	7,537	(97.1)	(21,174)	—

Net income	27,589	35,039	(21.3)	103,509	6.6

Unappropriated retained earnings brought forward	64,095	56,256		56,256

Unappropriated retained earnings	91,683	91,295		159,764

Nomura Securities Co., Ltd.

Balance Sheet Information

(Unaudited)

	Millions of yen
	June 30, 2005	June 30, 2004	March 31, 2005
Assets
Current Assets:	13,386,445	13,743,496	15,039,850

Trading Assets	7,608,498	7,497,766	8,173,289
Loans with securities as collateral	4,978,491	5,572,997	5,817,682
Other	799,457	672,732	1,048,880

Fixed Assets	76,940	59,974	77,366

Total Assets	13,463,385	13,803,470	15,117,216

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	12,212,187	12,624,154	13,837,984

Trading liabilities	2,792,704	3,397,952	3,380,434
Borrowings with securities as collateral	3,980,762	5,687,169	5,657,098
Other	5,438,721	3,539,033	4,800,452

Long-term Liabilities	554,680	484,191	514,888

Statutory Reserves	2,256	1,251	2,001

Total Liabilities	12,769,123	13,109,596	14,354,873

Total Shareholder’s Equity	694,262	693,874	762,343

Total Liabilities and Shareholder’s Equity	13,463,385	13,803,470	15,117,216

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2005 (C)
	June 30, 2005 (A)		June 30, 2004 (B)
Brokerage commissions	27,774		45,726		(39.3)%		133,076

[Stocks]	[25,467	]	[42,801	]	[(40.5	)]	[123,339	]
Underwriting commissions	4,643		6,212		(25.3)		40,399

[Stocks]	[3,499	]	[5,004	]	[(30.1	)]	[35,973	]
[Bonds]	[1,144	]	[1,208	]	[(5.3	)]	[4,425	]
Distribution commissions	18,783		14,150		32.7		49,131

[Investment trust certificates]	[17,424	]	[12,061	]	[44.5	]	[41,453	]
Other commissions	18,869		16,313		15.7		75,001

[Investment trust certificates]	[7,026	]	[6,409	]	[9.6	]	[29,821	]

Total	70,069		82,401		(15.0)		297,608

(2) Breakdown by Product

(Millions of yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005 (C)
	June 30, 2005 (A)	June 30, 2004 (B)
Stocks	29,561	48,807	(39.4)%	162,954
Bonds	3,787	4,585	(17.4)	18,679
Investment trust certificates	26,654	21,106	26.3	80,191
Others	10,067	7,905	27.4	35,784

Total	70,069	82,401	(15.0)	297,608

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005 (C)
	June 30, 2005 (A)	June 30, 2004 (B)
Stocks	20,136	23,397	(13.9)%	70,337
Bonds and forex	37,410	38,889	(3.8)	134,436

Total	57,546	62,286	(7.6)	204,773

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2005 (C)
	June 30, 2005 (A)		June 30, 2004 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	14,128	14,759,577	17,975	17,684,623	(21.4)%	(16.5)%	61,049	57,892,981

[Brokerage]	9,158	9,063,031	12,694	11,858,569	(27.9)	(23.6)	42,571	37,600,648
[Proprietary Trading]	4,970	5,696,545	5,281	5,86,054	(5.9)	(2.2)	18,478	20,292,333

Brokerage / Total	64.8%	61.4%	70.6%	67.1%			69.7%	64.9%

TSE Share	5.8%	7.0%	7.0%	7.4%			6.1%	6.8%

Brokerage Commission per share (yen)	2.76		3.35				2.88

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Three Months Ended		Comparison (A-B)/ (B)(%)	Year Ended March 31, 2005 (C)
	June 30, 2005 (A)	June 30, 2004 (B)
Underwriting
Stocks (number of shares)	19	31	(40.1)%	374
(yen amount)	73,622	111,260	(33.8)	915,220
Bonds (face value)	2,309,733	1,865,502	23.8	9,249,792
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	30,400	107,500	(71.7)	469,800
Subscripition and Distribution*
Stocks (number of shares)	274	373	(26.5)	868
(yen amount)	105,059	138,909	(24.4)	1,032,890
Bonds (face value)	877,453	653,116	34.3	2,415,724
Investment trust certificates (yen amount)	3,886,138	3,911,254	(0.6)	14,155,124
Commercial paper and others (face value)	5,400	107,500	(95.0)	466,600

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			June 30, 2005	June 30, 2004	March 31, 2005
Tier I		(A)	694,262	693,874	666,673

Tier II	Statutory reserves		2,256	1,251	2,000
	Allowance for doubtful accounts		18	202	30
	Subordinated debt		319,500	220,000	319,500

	Total	(B)	321,774	221,453	321,531

Illiquid Asset		(C)	236,784	72,467	156,371

Net Capital (A) + (B) - (C) =		(D)	779,253	842,860	831,833

Risk	Market risk*		57,843	139,473	125,301
	Counterparty risk		143,721	118,805	133,042
	Basic risk		93,312	92,315	93,334

	Total	(E)	294,877	350,594	351,678

Capital Adequacy Ratio		(D)/(E)(%)	264.2%	240.4%	236.5%

*	Market risk calculation method has been changed to internal risk model from standard method defined in Article 5 of the Cabinet Office Regulation Regarding Capital Adequacy Ratio since April 2005.

Tokyo, July 28, 2005

Nomura Announces Results of Stock Repurchase Program from Market

Nomura Holdings, Inc. today announced results of an ongoing stock repurchase program from the market. The stock repurchase program, originally announced on June 28, 2005, has been authorized for the period between July 1 and September 16, 2005, and is in accordance with Article 211-3-1-2 of Japan’s Commercial Code.

Details of stock repurchase activity in July 2005 are as follows:

1.	Type of shares:	NHI common stock
2.	Purchase period:	July 1, 2005 through July 28, 2005
3.	Number of shares repurchased:	4,627,800 shares
4.	Aggregate purchase amount:	JPY 6,156,987,600
5.	Method of repurchase:	Purchase via Tokyo Stock Exchange

As of June 30, 2005, the total number of common stock issued was 1,965,919,860 shares, while common stock held in treasury totalled 48,742,807 shares.

Details of the stock repurchase program for the second quarter of the current fiscal year ending March 31, 2006, authorized at the Board of Directors meeting held on June 28, 2005, are as follows:

1.	Type of shares:	NHI common stock
2.	Total shares authorized for repurchase:	Up to 25,000,000 shares
3.	Total value of shares authorized for repurchase:	Up to 37.5 billion yen
4.	Period:	July 1, 2005, to September 16, 2005

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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